Pepco Holdings, Inc.



Joseph M. Rigby
Senior Vice President &
Chief Financial Officer

William H. Spence
President & COO
Conectiv Energy

Credit Suisse / First Boston
Energy Summit
January 31 – February 4, 2005

Safe Harbor Statement

Some of the statements contained in this presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Pepco Holdings, Inc.

Safe Harbor Statement - Continued

A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by the Public Utility Holding Company Act; legal and administrative proceedings (whether civil or criminal) and settlements that influence our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

PHI Offers an Attractive Total Return

- **Predictable free cash flow[1] with secure dividend**

- **Stable, regulated and diversified delivery business**

- **Positive free cash flow results in improving credit profile**

- **Participation in projected PJM market recovery for competitive energy businesses**

- **Potential upside when rate caps roll off**

(1) Free cash flow defined as net cash from operating activities less capital expenditures and dividends net of asset disposition proceeds.

PepcoHoldings, Inc.

PHI Overview

PepcoHoldings, Inc.

$7.0B LTM Revenues
$13.5B Total Assets
$3.7B Market Cap
1.8 Million Electric Customers
118,000 Gas Customers

Regulated Electric & Gas Delivery Business

71% of Operating Income

Competitive Energy /Other

29% of Operating Income

Note: Financial data as of September 30, 2004. Operating Income percentages for the nine months ended September 30, 2004. Customer data as of December 31, 2004.

PHI Consistent Strategy

Focus on Core Delivery Business

- Ensure high level of customer satisfaction
- Continue Power Delivery integration
- Maintain solid regulatory relations
- Aggressively execute regulatory plan in line with removal of rate caps

Manage Complementary Unregulated Businesses

- Leverage assets and expertise in PJM market
- Maintain conservatively hedged position on generation output
- Capitalize on retail supply opportunities in PJM
- Receive stable, long-term earnings from energy leases

Strengthen Credit Profile

- Reduce debt by $1.3 billion over the 5-yr period ending 2007
- Maintain low risk business profile
- Maximize free cash flow through disciplined capex
- Achieve equity ratio in the mid-40% area by 2007

PHI Recent Achievements

Focus on Core Delivery Business

- Solid core business results year-to-date September
- Favorable Maryland and DC regulatory settlements generating SOS margin
- O&M savings resulting from workforce reductions in 2004
- ACE base rate case in NJ pending; pursuing litigation and settlement tracks
- ACE filed appeal on 2003 NJ $45 million deferral disallowance

Manage Complementary Unregulated Businesses

- Profitable performance year-to-date September
- Maximizing profits of unhedged capacity through proven operating strategy
- Asset values and cash flow improving due to hedging and asset flexibility
- Steps taken to significantly lower risk – successful hedging strategy
- Sold non-core assets – Starpower and aircraft

Strengthen Credit Profile

- Issued over $340 million of equity in 2003-2004
- Paid down $250 million of debt in 2003
- On track to reduce debt by $1.3 billion over the 5-year period ending 2007
- Refinanced approximately $945 million of higher cost securities in 2003-2004
- Replaced 364-day $550 million credit facility with 5-year $650 million facility

Pepco Holdings, Inc.

PHI Power Delivery - Business Overview



Combined Service Territory

Legend:
- ■ Atlantic City Electric Co.
- ■ Delmarva Power & Light Co.
- ■ Potomac Electric Power Company

- Robust Service Territory Economy
  - Sales growth of approximately 2%
  - Employment growth exceeds national average
  - Diverse government and private sectors
  - Per capita income above national average
- Capital Expenditures of $400 million to $450 million per year

Diversified Customer Mix [1]



Residential 34%
Commercial 45%
Government 10%
Industrial 11%

(1) 2003 MWh Sales.

PHI Regulatory Highlights

- Power Delivery will receive a margin as SOS provider in D.C. and Maryland (annually approximately $8 million and $17 million, respectively, after-tax)[1]

- Rate case outcomes in Delaware (ancillary service rate increase of $12.4 million annually and gas base rate increase of $7.75 million annually)

- New Jersey rate case pending; pursuing both regulatory litigation and settlement tracks

- Filed appeal on 2003 New Jersey deferral disallowance decision

- Gearing up for post rate cap filings in other jurisdictions

(1) Based on 2003 SOS sales. Realized margin depends on customer migration.

PHI Regulatory Summary

	Maryland	District of Columbia	Delaware	New Jersey	Virginia
2003 MWh Sales[1]	38% [2]	22%	20%	19%	1%
Retail Delivery Rate Cap	Through December 2006 (Unless FERC Transmission rates increase more than 10%)	Through August 2007 (Unless FERC Transmission rates increase more than 10%)	Through April 2006 (with a one-time exception for FERC transmission rate changes)	No caps; rate case pending	Through December 2010 (with exceptions)
Default Service	Provided through a PSC approved wholesale bidding process; approximately 0.2¢/kWh margin to Pepco / DPL	Third party supplier through February 2005; thereafter provided through a PSC approved wholesale bidding process; approximately 0.2¢/kWh margin to Pepco	Third party supplier through April 2006 (provided by Conectiv Energy); thereafter TBD	Provided through a BPU approved wholesale bidding process	Effective 1/1/05, provided through DPL managed competitive bidding process
Recent Rate Case Outcomes	DPL – increased delivery rates by $1.1MM Pepco – current rates unchanged	Filing in July 2004 – expect no change in delivery rates	Distribution rates unchanged: ancillary service rate increase of $12.4MM effective 7/04; gas base rate increase of $7.75MM effective 12/03	Rate case pending	None

(1)   As a percentage of total Power Delivery.
(2)   Pepco = 30%; CPD = 8%.

Conectiv Energy - Business Overview

- Property, Plant & Equipment @ 9/30/04 $ 1,345 million
- Average Net Cost of Installed Capacity $364/kW
- Number of Generating Units   52
- Number of Plant Sites   18
- YTD Earnings @ 9/30/04 $ 49 million
- Debt @ 9/30/04 $ 696 million
- Equity @ 9/30/04 $ 651 million



Hay Road – 1,066 MW's



Bethlehem – 1,092 MW's

Conectiv Energy - Business Overview

Geographic Location



Population < 10 mm

Population > 20 mm

Bethlehem

Transmission constraints

PA

NJ

Hay Road

MD

DC

Power Plants are favorably located in PJM East

3,698 MWs (reflects completion of Bethlehem)

★ Conectiv Energy Power Plants

- Conectiv Energy Plants are located near large Northeast load pockets.

Positioning in PJM Supply Stack



$/MWh

Peaking
669 MW
18% fleet

Mid-Merit
2,689 MW
73% fleet

Base Load
340 MW
9% fleet

Base Load   Mid-Merit   Peaking

GW

- Fleet is focused on the mid-merit portion of the supply stack.

Potential for Market Recovery is Evident

- The 2004 12 GW capacity glut is being absorbed
- 2004 saw a 44% drop in new additions, the largest since 1996
- Certain regions, such as PJM, will require new generation before 2008
- PJM is considering a new capacity pricing model.

The U.S. Is Working Through the Oversupply Bubble



GW
U.S. Power Generation Additions
60
50
40
30
20
10
0
2003
2004
2005
2006
2007
PJM
68,419 MW (1)
17.8%
15.1%
16.0%
2004
2006
2004E Capacity Margin
Capacity Margin within Equilibrium
Capacity Margin Requirement
Complete
Under Construction
Under Development
Overall US Equilibrium Requirement

Source: Cambridge Energy Research Associates and Platts NEWGen® copyrighted database.

(1) 2004 Estimated Planned Capacity Resources.

PJM's Reliability Pricing Model (RPM)

- **PJM is planning to file a replacement for its current capacity pricing model (by March 2005).**

- **The new RPM is designed to provide forward price signals, recognize locational and operational values and avoid future supply shortfalls ("boom/bust" impacts).**

- **The RPM is proposed to be phased in from mid-2006 through mid-2009.**

- **Under the RPM, resources located in transmission constrained areas, and those that provide PJM with greater operational flexibility, will be paid a capacity premium.**

- **Conectiv Energy's units are ideally located to capture the locational premium and many of its plants also have significant operational flexibility.**

Pepco Energy Services - Business Overview

- **A profitable C&I energy services business in the mid-Atlantic region.**

- **One of the largest retail energy providers in PJM.**
    - **Over 11.7 million MWH of electricity delivered in 2004.**
    - **Over 68 million dekatherms of delivered natural gas in 2004.**
    - **Eighty-eight percent of retail electricity load is large C&I.**

- **A full requirements energy service business for customers who wish to outsource their energy needs.**



Asset Management Group

- Commercial and Industrial Commodity Sales
- Mass Market Commodity Sales
- 800 MW Generation – PPR

Energy Services

Performance Management Group

- Energy Savings Performance Contracting
- Central Plants

Pepco Building Services

- High Voltage Testing and Maintenance
- Building Controls and HVAC

Pepco Energy Services – Gross Margins by Business Segment

September 2004 – YTD

($ in millions)

	Gross Margin	Percentage	Contribution to Total
Natural Gas	$8.9	3%	12%
Electric	$28.2	6%	38%
Energy Services	$36.6	35%	50%
Pepco Energy Services, Inc.	$73.7	9%	100%

- Natural Gas Gross Margin equals Natural Gas Operating Revenue of $315.3 million less Natural Gas Cost of Sales of $306.4 million.

- Electric Gross Margin equals Electric Operating Revenue of $436.2 million less Electric Cost of Sales of $408.0 million.

- Energy Services Gross Margin equals Energy Services Operating Revenue of $104.1 million less Energy Services Cost of Sales of $67.5 million.

- Percentage = (Revenues - Cost of Sales)/Revenues

Mirant Status

- **Transition Power Agreements (TPAs)**

  - **Amended in 2003 (no longer in dispute)**
    - **TPA obligation through January 2005 in D.C.**
    - **$105 million claim against Mirant bankruptcy estate**

- **Power Purchase Agreements (PPAs)**

  - **Mirant seeking to reject two power purchase agreements**
    - **450 MW FirstEnergy contract through 2005**
    - **230 MW Panda contract through 2021**

  - **U.S. District Court denied Mirant's motion to reject the PPAs – December 2004**

  - **Considerable legal action has ensued and is continuing**
    - **Mirant's outstanding obligation for payment due December 2004 is $11.1 million**
    - **Mirant's outstanding obligation for payment due January 2005 is $4.4 million**
    - **Mirant filed to reject parts of the Asset Purchase and Sale Agreement (APSA) – January 2005**
    - **Hearing on Mirant's motion to reject parts of the APSA scheduled for February 16**

- **Mitigating factors in the event of an adverse outcome include:**
  - **Claim against Mirant bankruptcy estates**
  - **Regulatory recovery**

2004 Financial Highlights

- **Execution of the business plan generating solid financial results through September**

- **Power Delivery financial performance through September driven by: growth in customer base, strengthening regional economy, continued focus on cost reduction and positive weather impact**

- **Conectiv Energy posted significant improvement through September with earnings growth resulting from: increased wholesale margins and an effective hedging strategy**

- **Pepco Energy Services successfully and profitably capturing customers rolling off SOS**

- **Non-core asset sales completed: Starpower and aircraft**

PHI - Strengthening the Balance Sheet

Total Debt and Preferred Stock
($ in millions)



	Transition Bond Debt	Other Debt and Preferred

Debt/Cap [4]	**66.7%**	**65.2%**	**61.0%**

Notes:

[1]   Other debt includes capital lease obligations ($135.4MM), Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust which holds Parent Junior Subordinated Debentures ($290.0MM), Mandatorily Redeemable Serial Preferred Stock ($47.5MM) and Serial Preferred Stock ($63.2).

[2]   Other debt includes capital lease obligations ($131.2MM), Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust which holds solely Parent Junior Subordinated Debentures ($98.0MM), Mandatorily Redeemable Serial Preferred Stock ($45.0MM) and Serial Preferred Stock ($63.2).

[3]   Other debt includes capital lease obligations ($127.9MM), Mandatorily Redeemable Serial Preferred Stock ($42.5MM) and Serial Preferred Stock ($59.1).

[4]   Excluding Transition Bond Debt, Serial Preferred Stock and Redeemable Serial Preferred Stock.

Stable, Secure Dividend

- Indicated annual dividend of $1 per share

- Current dividend yield is 27% higher than the average dividend yield for companies in the S&P Electric Utilities

- Utility cash flows completely cover dividend



Attractive Dividend Yield

Note: Dividend yield = Annual dividend per share / common stock price per share
Pricing data as of January 26, 2005
Source for S&P Electric Utilities information is Factset

Investment Highlights

- **Stable, regulated and diversified delivery business**

- **Conservatively managed competitive energy businesses profitably situated in mid-Atlantic region**

- **Solid financial results through September 2004 reflect execution of the business plan**

- **Predictable free cash flow**

- **Improving credit profile**

- **Attractive total return potential with a stable, secure dividend**

PepcoHoldings, Inc.